SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  June, 2005

NORSKE SKOG CANADA LIMITED

(Name of registrant)

16th Floor, 250 Howe Street, Vancouver
British Columbia, Canada, V6C 3R8

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F

Form 40-F   X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes

No    X

(If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b).)

82-_______________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  NORSKE SKOG CANADA LIMITED

                                  By:

                                   /s/ Valerie Seager_________________________
                                  Name:  Valerie Seager
                                  Title:     Corporate Secretary

Date:  June 17, 2005

EXHIBIT INDEX

Exhibit

Description of Exhibit

Press release dated June 16, 2005

EXHIBIT 1

16 June 2005

NorskeCanada, Norske Skog dissolving U.S. marketing joint venture

VANCOUVER, BC - Canadian papermaker NorskeCanada announced today that it will market its specialty papers directly to North American customers starting this fall. The move reflects the company's continuing growth and market positioning as a producer of paper grades serving the magazine, catalogue and retail insert categories.

As a result of the decision, NorskeCanada and Norske Skog ASA of Norway have agreed to dissolve a joint venture arrangement that was formed in 2001 to market their specialty paper products in North America. The companies reached a mutual decision that sales of their individual products can now best be managed by their own organizations and that the joint venture, Norske Skog North America, will no longer be responsible for these sales, effective Oct. 1, 2005.

Russell J. Horner, president and chief executive officer for NorskeCanada, said Norske Skog will continue to act as its agent in South America and there will continue to be a strong bond between the companies. He said NorskeCanada will also maintain an ongoing relationship with PanAsia Paper, which acts as its distributor in Asia. Norske Skog is a 50 per cent owner of PanAsia.

"The joint venture has been very helpful in building the platform for NorskeCanada's specialty business in the U.S. and we are grateful for the support of our partners in helping us achieve that goal," Horner said. "NorskeCanada's growth as a significant specialties producer over the past four years has positioned it to go to market on the strength of its own name and reputation."

Horner said that since NorskeCanada's specialty products represent 80 per cent of the joint venture's sales volume it makes sense for the company to integrate this business into its own sales and marketing structure. He said both companies will use the transition period between now and Oct. 1 to realign their independent organizational structures to serve customers.

NorskeCanada has steadily migrated from being heavily weighted in standard newsprint just five years ago to become a substantial producer of magazine, catalogue and retail insert paper grades. Today, these products represent approximately 70 per cent of the company's total paper revenues.

NorskeCanada is one of North America's largest producers of groundwood printing papers. The company also produces market kraft pulp. With four paper and pulp manufacturing divisions and a paper recycling division employing 3,800 people at sites within 100 miles of each other on the south coast of British Columbia, NorskeCanada has a combined annual capacity of 2.5 million tonnes of product. Norske Skog Canada Limited common shares trade on the Toronto Stock Exchange under the ticker symbol NS. The company is headquartered in Vancouver, B.C.

For more information:

Lyn Brown

Director, Corporate Affairs and Social Responsibility

604-654-4212